Ridgeway
Petroleum Corp.

02 NOV 25 AM 9:03

**#82 - 1819**

02060089

November 13, 2002

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N. W.
Washington 20549, D.C.
USA

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam:

**RE: RIDGEWAY PETROLEUM CORP. - #82-1819- Formerly Brenwest Mining Limited**

Enclosed for your files are two copies of our September 30, 2002 3rd quarter report.

Yours truly,

**RIDGEWAY PETROLEUM CORP.**

Christiane Koeksal
Office Manager

Encl./ two

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

02 NOV 25 AM 9:03

# BC Form 51-901F

## *ISSUER DETAILS*

**NAME OF ISSUER: Ridgeway Petroleum Corp.**

**FOR QUARTER ENDED: September 30, 2002**

**DATE OF REPORT: November 13, 2002**

**ISSUER'S ADDRESS: 1080, 700-4th Avenue S.W.**
**Calgary, Alberta**
**T2P 3J4**

**ISSUER TELEPHONE NUMBER: (403) 266-6362**

**ISSUER FACSIMILE NUMBER: (403) 262-5294**

**CONTACT NAME: J. Bruce Petrie**

**CONTACT'S POSITION: Chief Financial Officer**

**CONTACT TELEPHONE NUMBER: (403) 266-6362**

## *CERTIFICATE*

**The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.**

DIRECTOR'S SIGNITURE: **"Walter B. Ruck"**

PRINT FULL NAME: Walter B. Ruck

DATE SIGNED: November 13, 2002

DIRECTOR'S SIGNITURE: **"K. Barry Sparks"**

PRINT FULL NAME: K. Barry Sparks

DATE SIGNED: November 13, 2002

# Ridgeway Petroleum Corp.

**SCHEDULE "A"**
**CONSOLIDATED**
**FINANCIAL STATEMENTS**
**September 30, 2002**

*RIDGEWAY PETROLEUM CORP.*

# *CONSOLIDATED BALANCE SHEET*

| | September 30 2002 | December 31 2001 |
|---|---|---|
| ***Assets*** | | |
| **Current assets** | | |
| Cash | **$ 610,057** | $ 912,136 |
| Accounts receivable | **35,570** | 3,440 |
| Prepaid expenses and deposits | **244,054** | 267,378 |
| | **889,681** | 1,182,954 |
| **Office furniture and equipment and automotive, at cost** | **171,987** | 109,874 |
| Less: Accumulated depreciation | **(82,383)** | (77,546) |
| | **89,604** | 32,328 |
| **Resource properties, net** *(Note 3)* | **37,619,674** | 36,930,037 |
| | **$ 38,598,959** | $ 38,145,319 |
| ***Liabilities*** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | **$ 137,479** | $ 128,003 |
| **Future income tax liability** | **8,035,440** | 8,035,440 |
| ***Shareholders' Equity*** | | |
| **Share capital** *(Note 4)* | | |
| ***Authorized*** | | |
| 25,000,000 preference shares of no par value | | |
| 100,000,000 common shares of no par value | | |
| ***Issued*** | | |
| Common shares | **58,923,573** | 57,339,211 |
| **Deficit** | **(28,329,128)** | (27,286,791) |
| **Common shares acquired, at cost** *(Note 4)* | **(168,405)** | (70,544) |
| | **30,426,040** | 29,981,876 |
| | **$ 38,598,959** | $ 38,145,319 |

*Contingencies (Note 1)*

**Approved by the Board** **"K. B. Sparks"** **Director** **"W. B. Ruck"** **Director**

K. B. Sparks W. B. Ruck

*RIDGEWAY PETROLEUM CORP.*

## *CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT*

| | Quarter ended September 30 2002 | 2001 |
|---|---|---|
| **Revenue** | | |
| Production from $CO_2$, net of royalties | **$ 63,360** | $ - |
| Interest and other income | **6,603** | 4,953 |
| | **69,963** | 4,953 |
| **Expenses** | | |
| Depreciation and depletion | **45,573** | 1,881 |
| Foreign currency translation loss (gain) | **(8,092)** | (2,016) |
| Insurance | **8,589** | 4,827 |
| Legal | **55,204** | 12,764 |
| Office and equipment | **31,441** | 36,840 |
| Other | **3,198** | 1,977 |
| Other professional | **92,816** | 70,314 |
| Promotion | **5,370** | 2,170 |
| Transfer agent and stock exchange fees | **4,397** | 3,062 |
| Travel | **13,825** | 13,936 |
| Wages and salaries | **105,430** | 103,378 |
| | **357,751** | 249,133 |
| **Loss for the period** | **(287,788)** | (244,180) |
| **Deficit, beginning of period** | **(28,041,340)** | (26,766,198) |
| **Deficit, end of period** | **$(28,329,128)** | $(27,010,378) |
| **Loss per share---Basic and diluted** | **$ (0.01)** | $ (0.01) |

*RIDGEWAY PETROLEUM CORP.*

## *CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT*

| | Nine Months ended September 30 2002 | 2001 |
|---|---|---|
| **Revenue** | | |
| Production from $CO_2$, net of royalties | $ 63,360 | $ - |
| Interest and other income | 7,786 | 8,172 |
| | 71,146 | 8,172 |
| **Expenses** | | |
| Depreciation and depletion | 48,798 | 5,092 |
| Foreign currency translation loss (gain) | 15,570 | (3,741) |
| Insurance | 27,675 | 15,472 |
| Legal | 124,585 | 51,103 |
| Office and equipment | 117,766 | 128,511 |
| Other | 10,061 | 7,745 |
| Other professional | 339,693 | 240,963 |
| Promotion | 33,027 | 59,178 |
| Transfer agent and stock exchange fees | 45,950 | 20,379 |
| Travel | 33,081 | 24,821 |
| Wages and salaries | 317,277 | 338,565 |
| | 1,113,483 | 888,088 |
| **Loss for the period** | (1,042,337) | (879,916) |
| **Deficit, beginning of period** | (27,286,791) | (26,130,462) |
| **Deficit, end of period** | $(28,329,128) | $(27,010,378) |
| **Loss per share---Basic and diluted** | $ (0.03) | $ (0.03) |

*RIDGEWAY PETROLEUM CORP.*

## *CONSOLIDATED STATEMENT OF CASH FLOWS*

| | Quarter ended September 30 2002 | 2001 |
|---|---|---|
| **Cash (used in) provided by operating activities** | | |
| Loss for the period | **$ (287,788)** | $ (244,180) |
| Items not affecting cash | | |
| Depreciation and depletion | **45,573** | 1,881 |
| | **(242,215)** | (242,299) |
| Changes in non-cash working capital | **(51,016)** | (163,886) |
| **Cash (used in) provided by operating activities** | **(293,231)** | (406,185) |
| **Cash provided by (used in) investing activities** | | |
| Property expenditures | **(92,346)** | (252,065) |
| Office furniture and equipment and automotive | **(62,113)** | (5,516) |
| **Cash provided by (used in) investing activities** | **(154,459)** | (257,581) |
| **Cash provided by (used in) financing activities** | | |
| Issuance of share capital for cash | **866,862** | 1,133,940 |
| Acquisition of common shares of the Company | **(68,511)** | - |
| **Cash provided by (used in) financing activities** | **798,351** | 1,133,940 |
| **Increase (decrease) in cash** | **350,661** | 470,174 |
| **Cash, beginning of period** | **259,396** | 660,440 |
| **Cash, end of period** | **$ 610,057** | $ 1,130,614 |

## *CONSOLIDATED STATEMENT OF CASH FLOWS*

| | Nine Months ended September 30 2002 | 2001 |
|---|---|---|
| **Cash (used in) provided by operating activities** | | |
| Loss for the period | **$ (1,042,337)** | $ (879,916) |
| Items not affecting cash | | |
| Depreciation and depletion | **48,798** | 5,092 |
| | **(993,539)** | (874,824) |
| Changes in non-cash working capital | **670** | (212,410) |
| **Cash (used in) provided by operating activities** | **(992,869)** | (1,087,234) |
| **Cash provided by (used in) investing activities** | | |
| Property expenditures | **(733,598)** | (843,270) |
| Office furniture and equipment and automotive | **(62,113)** | (5,516) |
| **Cash provided by (used in) investing activities** | **(795,711)** | (848,786) |
| **Cash provided by (used in) financing activities** | | |
| Issuance of share capital for cash | **1,584,362** | 2,998,573 |
| Acquisition of common shares of the Company | **(97,861)** | - |
| **Cash provided by (used in) financing activities** | **1,486,501** | 2,998,573 |
| **Increase (decrease) in cash** | **(302,079)** | 1,062,553 |
| **Cash, beginning of period** | **912,136** | 68,061 |
| **Cash, end of period** | **$ 610,057** | $ 1,130,614 |

# *NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*
***September 30, 2002***

## 1 *Operations*

The Company reported a loss of $1,042,337 for the period ended September 30, 2002 (2001 - $879,916) and working capital of $752,202 as at September 30, 2002. Continuation of operations and realization of the capitalized costs of resource properties are dependent upon the Company obtaining long term contracts for helium and $CO_2$, constructing the appropriate facilities and obtaining additional external financing and achieving profitable operations. Management is focussed on the activities necessary to achieve these objectives.

An assumption underlying the preparation of financial statements in accordance with generally accepted accounting principles is that the enterprise will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future and do not reflect the adjustments that would otherwise be necessary if the going concern assumption was not appropriate. These financial statements have been prepared on the going concern assumption which, in the opinion of management, is appropriate.

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by the period end, are the responsibility of management of the Company. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies.

## 2 *Summary of significant accounting policies*

**Principles of consolidation**
The consolidated financial statements of the Company include the accounts of Ridgeway Petroleum Corp. and its wholly-owned subsidiaries Ridgeway Texan Oil Co. and Ridgeway Petroleum (Florida), Inc. ("RF").

The consolidated financial statements of RF include the results of its wholly-owned subsidiary, Arizona Resources Industries, Inc. and its wholly-owned subsidiaries, Ridgeway Arizona Oil Corp. and Ridgeway Industries, Inc.

**Foreign currency translation**
The operations of the Company's foreign subsidiaries are classified as fully integrated. Assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Expenses are translated at average exchange rates prevailing during the period with the exception of write-downs, which are translated at historical rates. Exchange gains or losses are included in earnings.

**Depreciation**
Office furniture and equipment are depreciated using the declining balance method at a rate of 20% per year. Automotive is depreciated using the declining balance method at a rate of 30% per year.

**Resource properties**
The Company's resource property activities are accounted for using the preproduction or development stage method. Direct expenditures are initially capitalized, net of recoveries, and written off if no reserves are found. Other costs are expensed until development commences. Commencing July 1, 2002, these capitalized costs are being depleted using the unit of production method, based on the estimated volumes of gas to be produced during a twenty-year contract to provide crude carbon dioxide for a liquids plant located within the field.

**Income taxes**
Income taxes are recorded using the liability method of accounting. Under this method, future income tax liabilities are determined by applying the tax rate at the end of the accounting period to the temporary differences between the accounting and tax bases of the Company's assets and liabilities. The future benefit of current and past tax losses is recognized whenever it is more likely than not that the Company will be able to generate sufficient future taxable income to utilize the tax losses before they expire.

**Stock option plan**
The Company periodically grants stock options to directors and employees of the Company. No compensation is recognized when the stock options are issued or exercised. The consideration paid upon exercise of stock options is credited to share capital.

**Per share data**
Effective January 1, 2001, the Company adopted the new accounting standard relating to the calculation and disclosure of per share information. Under the new standard, diluted per share information is calculated using the treasury stock method. The treasury stock method assumes the notional exercise of all in-the-money stock options and that all notional proceeds to the Company are used to repurchase the Company's common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive.
The weighted average number of shares outstanding during the period, which was used for purposes of the computation of per share data, was 37,025,000 (2001-35,139,600).

## 3 *Resource properties*

| | September 30 2002 | September 30 2001 |
|---|---|---|
| Balance, beginning of period | **$ 36,930,037** | $ 36,019,114 |
| Add: Expenditures | **733,598** | 843,270 |
| Deduct: Depletion for the period | **(43,961)** | |
| Balance, end of period | **$ 37,619,674** | $ 36,862,384 |

Resource property expenditures were incurred on the Company's Arizona and New Mexico leases. Of the expenditures, approximately $20 million comprise resource property costs

which are without tax basis. The balance of the expenditures comprise primarily drilling costs and include approximately $4,134,000 of lease acquisition and rental costs (2001- $3,414,800).

## 4 Share capital

| | September 30, 2002 Number | Amount | September 30, 2001 Number | Amount |
|---|---|---|---|---|
| Balance, beginning of period | **36,621,013** | **$ 57,339,211** | 34,070,973 | $ 54,199,388 |
| Issued for cash | | | | |
| Private placements | - | - | 555,556 | 1,000,001 |
| Warrants | **555,556** | **1,111,112** | 1,211,332 | 1,119,632 |
| Incentive stock options | **370,000** | **473,250** | 703,152 | 878,940 |
| Balance, end of period | **37,546,569** | **$ 58,923,573** | 36,541,013 | $ 57,197,961 |

At September 30, 2002, currently exercisable stock options to purchase 3,615,000 common shares (December 31, 2001- 3,610,000 common shares) at exercise prices ranging from $1.25 to $3.50 were outstanding. The weighted-average exercise price is $2.33 and the weighted-average remaining contractual life is approximately 18 months. During the period, 375,000 stock options were issued at exercise prices ranging from $2.90 to $3.00 and 250,000 stock options were extended at an exercise price of $3.30. Common share purchase warrants to purchase 55,000 common shares at an exercise price of $2.10 were also outstanding. To September 30, 2002, the Company had acquired 85,200 of its common shares, pursuant to a normal course issuer bid, at a cost of $168,405.

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for share options granted to employees and directors. As now required by Canadian Generally Accepted Accounting Principles, the impact on compensation costs using the fair value method, had such compensation costs been recorded in the Statement of Operations, must be disclosed. If the fair value method had been used for the options granted and extended in the period, the Company's loss for the period would have increased from $1,042,337 to $2,076,629 and the loss per share would have increased from $0.03 to $0.06 per basic and diluted share, all on a pro forma basis.

The fair value of each option granted or extended is estimated on the date of grant or extension using the Black-Scholes option-pricing model with the following weighted average assumptions: risk free interest rate--3.0%, expected lives (years)--2.0, expected volatility--1.10. The weighted average grant-date fair value of the options granted and extended during the period was $1.65 per option.

## 5 Income taxes

At December 31, 2001, the Company and its subsidiaries also had unrecognized non-capital losses and oil and gas tax deductions aggregating approximately $13.3 million (of which approximately $5.9 million relates to a U.S. subsidiary). The potential benefit of these losses has not been recognized in these financial statements. The non-capital losses of approximately $5.6 million expire over various years up to 2009; the losses of the U.S. subsidiary are available to be utilized over the next twenty years, and the oil and gas tax deductions have unlimited carryforwards.

## 6 Segmented information

The Company operates in Canada and the United States in the oil and gas industry.

For the period ended September 30, 2002, the Company had a loss of $1,042,337. Approximately $569,216 of this loss pertains to the U.S. operations.

| | | June 30, 2002 | |
|---|---|---|---|
| | Canada | U.S.A. | Total |
| Office furniture and equipment | $ 71,426 | $ 100,561 | $ 171,987 |
| Less: Accumulated depreciation | (56,096) | (26,287) | (82,383) |
| Resource properties, net | - | 37,619,674 | 37,619,674 |
| Corporate assets | 537,646 | 352,035 | 889,681 |
| Total assets | $ 552,976 | $ 38,045,983 | $ 38,598,959 |
| Capital expenditures | $ - | $ 795,711 | $ 795,711 |

For the period ended September 30, 2001, the Company had a loss of $879,916. Approximately $426,488 of this loss pertains to the U.S. operations.

| | December 31, 2001 | | |
|---|---|---|---|
| | **Canada** | **U.S.A.** | **Total** |
| Office furniture and equipment | $ 71,426 | $ 38,448 | $ 109,874 |
| Less: Accumulated depreciation | (53,396) | (24,150) | (77,546) |
| Resource properties | - | 36,930,037 | 36,930,037 |
| Corporate assets | 910,654 | 272,300 | 1,182,954 |
| Total assets | $ 928,684 | $ 37,216,635 | $ 38,145,319 |
| Capital expenditures | $ 7,239 | $ 910,923 | $ 918,162 |

## 7 *Financial instruments*

The Company's financial assets and liabilities that are included in the consolidated balance sheet comprise cash, accounts receivable and current liabilities. The fair values of the financial assets and liabilities that are included in the consolidated balance sheet approximate their carrying amount.

## 8 *Comparative amounts*

Certain amounts relating to 2001 have been restated to conform with the presentation adopted in 2002.

September 30, 2002 Quarterly Report

**BC Form 51-901F**
**Schedule "B": Supplementary Information**

1. **Analysis of expenses and deferred costs--Schedule "A"**

- Resource property expenditures for the nine months ended September 30, 2002 were $733,598 and included primarily lease rental costs.

- Other professional expenses of $339,693 include consulting fees related to the ongoing development of its St. Johns Helium/$CO_2$ Project in eastern Arizona and western New Mexico.

- Office and equipment expenses of $117,766 include rent ($42,013), telephone ($31,540), postage and delivery ($14,023), printing and supplies ($8,597) and equipment rental ($8,597).

2. **(a) Securities Issued**

| Date of Issue | Type of Security | Type of Issue | Number of Securities | Price | Total Proceeds | Type of Consideration Paid |
|---|---|---|---|---|---|---|
| Various | Common Share | Exercise of Common Share Purchase Warrant | 415,556 | $2.00 | $831,112 | Cash |
| 02/09/19 | Common Share | Exercise of Incentive Stock Option | 15,000 | $1.80 | $27,000 | Cash |
| 02/09/19 | Common Share | Exercise of Incentive Stock Option | 5,000 | $1.75 | $8,750 | Cash |

**(b) Options Granted**

Nil

3. **(a) Authorized and Issued**

| | |
|---|---|
| Authorized capital | |
| Preference Shares | 25,000,000 |
| Common Shares | 100,000,000 |
| | |
| Issued and outstanding | |
| Preference Shares | 1,000 |
| Common Shares | 37,546,569 |

**(b)(i) Warrants Outstanding**

| Number of Share Purchase Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 55,000 | $2.10 | January 8, 2003 |

**(b)(ii) Options Outstanding**

| Name | Number of Shares | Exercise Price | Expiry Date |
|---|---|---|---|
| W. B. Ruck | 200,000 | $3.50 | July 24, 2003 |
| | 125,000 | $1.25 | May 5, 2003 |
| | 60,000 | $1.75 | March 1, 2004 |
| | 175,000 | $1.80 | November 1, 2004 |
| T. W. Ruck | 100,000 | $3.50 | July 24, 2003 |
| | 75,000 | $1.25 | May 5, 2003 |
| | 20,000 | $1.75 | March 1, 2004 |
| | 100,000 | $1.80 | November 1, 2004 |
| D. J. Currie | 100,000 | $3.50 | July 24, 2003 |
| | 250,000 | $3.30 | February 5, 2004 |
| | 20,000 | $1.75 | March 1, 2004 |
| | 125,000 | $1.80 | November 1, 2004 |
| | 75,000 | $3.00 | June 25, 2005 |
| T. L. Kraus | 75,000 | $1.25 | May 5, 2003 |
| | 25,000 | $1.75 | March 1, 2004 |
| | 100,000 | $1.80 | November 1, 2004 |
| L. S. Melzer | 100,000 | $3.50 | July 24, 2003 |
| | 40,000 | $1.75 | March 1, 2004 |
| | 125,000 | $1.80 | November 1, 2004 |
| K. B. Sparks | 100,000 | $3.50 | July 24, 2003 |
| | 75,000 | $1.25 | May 5, 2003 |
| | 20,000 | $1.75 | March 1, 2004 |
| | 100,000 | $1.80 | November 1, 2004 |

| | | | |
|---|---|---|---|
| M. C. Vukets | 75,000 | $1.25 | May 5, 2003 |
| | 20,000 | $1.75 | March 1, 2004 |
| | 100,000 | $1.80 | November 1, 2004 |
| | 100,000 | $2.90 | January 23, 2005 |
| J. P. Dorrier | 200,000 | $2.95 | May 23, 2005 |
| J. B. Petrie | 150,000 | $3.50 | July 24, 2003 |
| | 100,000 | $1.25 | May 5, 2003 |
| | 40,000 | $1.75 | March 1, 2004 |
| | 200,000 | $1.80 | November 1, 2004 |
| E. E. Thornton | 75,000 | $1.25 | May 5, 2003 |
| | 20,000 | $1.75 | March 1, 2004 |
| | 75,000 | $1.80 | November 1, 2004 |
| C. G. Tanner | 50,000 | $3.50 | July 24, 2003 |
| | 35,000 | $1.80 | November 1, 2004 |
| C. Koeksal | 50,000 | $1.80 | November 1, 2004 |
| T. T. White | 50,000 | $3.50 | March 1, 2004 |
| | 15,000 | $1.75 | March 1, 2004 |
| | 75,000 | $1.80 | November 1, 2004 |

**(c) Escrowed Shares**

Nil

**(d) Directors and Officers**

Donald J. Currie, John P. Dorrier, Thayne L. Kraus, L. Stephen Melzer, Timothy W. Ruck, Walter B. Ruck, K. Barry Sparks, Michael C. Vukets, J. Bruce Petrie and C. Koeksal.

November, 2002

**BC Form 51-901F**

**SCHEDULE"C": MANAGEMENT DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2002**

***General***

Ridgeway Petroleum Corp. ("Ridgeway" or the "Company") is principally engaged in the business of development of its helium and carbon dioxide ("$CO_2$") project (the "St. Johns Helium/$CO_2$ Project") in eastern Arizona and western New Mexico. The Company currently owns a 100% working interest in leases covering approximately 280,000 acres and has spent approximately $37,693,640 to date in acquiring, exploring and developing the St. Johns Helium/$CO_2$ Project.

Pursuant to the normal course issuer bid announced in September 2001, the Company has purchased 85,200 of its common shares at a cost of $168,405. All shares purchased by the Company are being held by the Company to be dealt with at a later date.

In July 2002, the Company announced the July 4 start-up of the FLO-$CO_2$ liquids plant located within the Company's St. Johns Helium / $CO_2$ project field on property leased from and adjacent to the Springerville Generating Station owned by Tucson Electric Power. Pursuant to the twenty-year contract, Ridgeway will supply crude $CO_2$ at the wellhead to the FLO-$CO_2$ owned and operated facilities.

Based on the current demand in the area, FLO-$CO_2$ has indicated there will be an early ramp up from the initial production rate of 100 tons per day. During the period of the contract, FLO-$CO_2$ has the option to expand to 1,000 tons per day. This production represents Ridgeway's first cash flow from the St. Johns project.

In November 2002, the Company announced that it has signed an agreement with a major U.S. pipeline company who will continue to play a key role in Ridgeway's long-term strategic development plan. Under the terms of this agreement, the companies will continue to pursue exploration and evaluation of the commercial feasibility of Ridgeway's vast holdings of $CO_2$ and Helium commenced in early 1999.

Walter Ruck, President of Ridgeway, characterized the importance of the agreement in the context of the company's overall strategic plan: "This is the third development in our expansion this year. The first was the signing of the letter of intent with Air Liquide America on April 26th to purchase and market our Helium over a 15-year period and contribute substantial resources toward the initial preliminary design of the gas extraction plant. The second was the start-up on July 4th of the FLO-$CO_2$ liquids plant located within our St. Johns Helium / $CO_2$ project field -- currently producing some 120 liquid tons of $CO_2$ per day with the prospect of increasing by an additional 400 tons per day over the next eighteen months based on estimates provided by FLO-$CO_2$. Now with this third significant development, the signing of the agreement, we confirm our ongoing commitment to become a major contributor to the helium supply scene and, through a $CO_2$ pipeline to California oilfields, the domestic Enhanced Oil Recovery industry at a time of increasing pressure to reduce America's dependence on foreign oil sources.

Management's Discussion and Analysis relating to the consolidated financial statements for the nine months ended September 30, 2002 and 2001 follows.

Since early 1997, the Company has completed a number of private placements for gross proceeds of approximately $29.2 million including proceeds from the subsequent exercise of common share purchase warrants issued in conjunction with such private placements. In addition, a further $1.4 million has raised through the exercise of incentive stock options. Of these amounts, approximately $4.7 million has been raised since the beginning of 2001.

To date, Ridgeway has expended most of the proceeds on the drilling of eighteen exploratory and delineation wells, including coring, casing, drill stem testing, completions and production testing as well as lease acquisition and maintenance and the completion of feasibility studies and resource evaluations regarding development of a commercial project.

The results of these activities have established that the Company's St. Johns Helium/$CO_2$ Project has significant gas in place and is a world class asset. It is not necessary to incur significant additional expenditures to further establish the value of this asset.

In May 2002, as a key step in the development process, the Company signed a letter of intent with Air Liquide America Corporation ("Air Liquide") to negotiate a definitive agreement to develop a long-term strategic alliance for purchasing and marketing the Company's vast accumulation of helium.

As noted above, the Company recently signed an agreement with CIG Resources Company ("CIG"), a subsidiary of El Paso Corporation (NYSE-EP), to continue to explore and evaluate the commercial feasibility of the Company's helium and $CO_2$ holdings.

The project contemplates the development of the field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of the helium processing plant and related facilities and construction and operation of a $CO_2$ pipeline to customers in California.

While continuing to develop the Project, the Company's objective is to monitize this asset and thereby create value for our shareholders. As part of this process, the Company continues to actively explore strategic alternatives, which could include the formation of a strategic alliance or joint venture, or the possible merger or business combination of Ridgeway with another entity. As described above, the alliances with Air Liquide and CIG are major steps in this process.

*Liquidity and Capital Resources*

At September 30, 2002, the Company had working capital of $752,202.

Ridgeway has demonstrated the ability to raise the necessary capital, as it is required. As the Company does not believe its current share price reflects the value of the Company, each recent financing has been relatively modest in order to minimize the impact of the dilution on existing shareholders.

The Company has spent sufficient funds to establish size and value of the St. Johns Helium/$CO_2$ Project. The Company's financial objective is to have adequate funds available to maintain the lease position and to pay the general and administrative expenses while efforts continue to monitize the asset.

The Company will continue to require additional funds. Ridgeway believes that it has access to sufficient equity capital to maintain the asset during this period. In addition, there are common share purchase warrants and incentive stock options outstanding, which when exercised, could provide funds of approximately $8.4 million. If the Company is unable to raise sufficient funds, there is a risk of a number of leases expiring with a corresponding reduction in the value of the asset.

To date, all of the Company's fundings have been done in Canadian dollars. However, as the Company's major asset is located in the United States, the majority of its operations are conducted in U.S. dollars. This has resulted in the Company being exposed to the impact of a fluctuating Canadian dollar. Ultimately, it is the Company's objective to obtain U.S. funding and thereby reduce the foreign exchange exposure.

Revenues from the sale of crude $CO_2$ to FLO-$CO_2$ Inc. for their liquids plant which commenced operations in July, will provide an additional source of funds for the Company to further develop the St. Johns Helium/$CO_2$ Project. These revenues will also provide a source of U.S dollars. While the initial operating cash flows will be relatively modest, the revenues are anticipated to grow as the plant capacity increases during the 20-year term of the contract.

*Results of Operations*
*Nine Months Ended September 30, 2002 and 2001*

During the first nine months of 2002, the Company incurred a loss of $1,042,337 compared to a loss of $879,916 during the same period in 2001.

The results for the period include the revenues from the initial production and sale of crude $CO_2$ to the liquids plant, which commenced operations in July. The related depletion expense is based on the unit of production method, using the estimated volumes of gas to be produced during the twenty-year contract to provide crude $CO_2$ to the liquids plant.

While there has not been a particular reduction in the level of activity between the two periods, there has been a change in the mix of certain expenses. In 2002, the increase in legal and other professional includes costs for the preparation of the proposed unitization agreement for the Arizona portion of the project lands as well as costs related to the renewal of various leases. In 2001, promotion reflects the Company's efforts to raise the profile of the Ridgeway and facilitate the raising of additional capital. These activities included a radio interview, corporate material published both on the Internet and in a daily investment publication.

The increase in transfer agent and stock exchange fees results from the listing of the Company on the Frankfurt Stock Exchange in Germany. The decrease in salaries in the current period is the result of a reduction in employee benefits costs.

The level of activity continues to be consistent with the Company having established the size and value of the Project. The Company has sufficient resources to continue the development of the project and will utilize consultants, as it is required.

Further losses will be incurred during this development stage of the St. Johns Helium/$CO_2$ Project. Profitability will not occur until the Project is fully developed and Helium and/or $CO_2$ is flowing to markets. The startup of the liquids plant represents the initial operating revenues from the Project.

Resource property expenditures were $733,598 in the period compared to $843,270 in the prior period, all of which were attributable to the St. Johns Helium/$CO_2$ Project.

*Results of Operations*
*Quarter Ended September 30, 2002 and 2001*

A loss of $287,788 was incurred during the quarter ended September 30, 2002 compared to a loss of $244,180 during the same period in 2001.

The results for the period include the revenues from the initial production and sale of crude $CO_2$ to the liquids plant, which commenced operations in July. The related depletion expense is based on the unit of production method, using the estimated volumes of gas to be produced during the twenty-year contract to provide crude $CO_2$ to the liquids plant.

While there has not been a particular reduction in the level of activity between the two periods, there has been a change in the mix of certain expenses. In 2002, the increase in legal and other professional includes costs for the preparation of the proposed unitization agreement for the Arizona portion of the project lands.

Resource property expenditures were $92,346 in the period compared to $252,065 in the prior period, all of which were attributable to the St. Johns Helium/$CO_2$ Project.

*Potential Risks and Uncertainties*

In addition to the risks and uncertainties identified above, this Management's Discussion and Analysis contains several forward-looking statements, which are also subject to unknown and uncertain risks, uncertainties and other factors that could cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and should be aware the Company is under no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.